AGREEMENT OF SHARE EXCHANGE

THIS AGREEMENT is made as of the ___ day of September 2002, by and among Integrated Maritime Platforms International, Inc., a Washington corporation (hereinafter referred to as the "Company") and the holders of all of the issued and outstanding shares of commons stock, no par value (the "Common Stock") of the Company (the "Shareholders"), and Modern Manufacturing Services, Inc., a Nevada corporation (hereinafter referred to as the "Modern").

WITNESSETH:

WHEREAS, the Company is engaged in the design and manufacture of maritime craft and equipment in Washington State (such activities being hereinafter collectively referred to as the "Business");

WHEREAS, the Shareholders are the holders of 400,000 shares of Common Stock of the Company (the "Capital Stock"); and

WHEREAS, Modern desires to acquire from the Shareholders all of the Capital Stock by an exchange of shares of stock and the Shareholders desires to exchange all of their shares of Capital Stock for restricted common stock of Modern, on the terms and subject to the conditions hereinafter set forth;

NOW, THEREFORE, in consideration of the premises and the mutual covenants and agreements hereinafter set forth, the parties hereto hereby agree as follows:

SECTION I

A.   Subject to the terms and conditions of this Agreement and on the basis of the representations, warranties, covenants, and agreements herein contained, and effective at the Closing (as hereinafter defined), the parties agree to exchange all of the shares of the Company for certain shares of Modern as described in Paragraph B.

B.   The acquisition by the Modern of the shares of Company shall be accomplished by the exchange of shares of restricted common stock of the Modern in the ratio of ten (10) shares of such restricted common stock for each share of the Company's Capital Stock.

C.   In addition to the acquisition shares of Modern, Modern shall convey options to Shareholders in the ratio of five (5) options to purchase one share of Modern common stock for each share of the Company's Capital Stock. The options issued under this paragraph shall have a strike price of $0.50 (fifty cents) per share.

C.   All of the shares of common stock issued by Modern to Shareholders, including all shares purchased by the exercise of options as set forth above, and all "officers' and directors'" shares of Modern which are owned by Roger Janssen and Terry Burke, shall be placed with a mutually agreeable escrow agent. All such escrowed shares shall be held in escrow, and shall not be allowed to be traded until more than twelve months have elapsed from the date of issuance of Purchaser's shares to Seller's shareholders.

SECTION II

The Company and each Shareholder, jointly and severally, hereby represent and warrant to, and covenant and agree with, Modern, as of the date hereof and as of the date of the Closing, that:

A.   The Company is duly organized, validly existing, and in good standing under the laws of the State of Washington, and has full corporate power and authority to own its properties and to conduct the businesses in which it is now engaged. The Company is in good standing in each jurisdiction wherein the failure so to qualify would have a material adverse effect on the business or properties of the Company. The Company does not have any subsidiaries or own any capital stock or other proprietary interest, directly or indirectly, in any other corporation, association, trust, partnership, joint venture, or other entity or have any agreement with any person, firm, or corporation to acquire any such capital stock or other proprietary interest. The Company has full power, authority, and legal right and all necessary approvals, permits, licenses and authorizations to own its properties and to conduct its business and to enter into and consummate the transactions contemplated under this Agreement. The copies of the Certificate of Incorporation and the Bylaws of the Company which have been delivered to Modern are complete and correct.

B.   The execution and delivery of the Agreement by the Company, the performance by the Company of its covenants and agreements hereunder, and the consummation by the Company of the Transactions contemplated hereby have been duly authorized by all necessary corporate action. Each Shareholder is fully able to execute this Agreement and to perform his covenants and obligations hereunder. This Agreement constitutes the valid and legally binding obligation of the Company and each Shareholder, enforceable against the Company and each Shareholder in accordance with its terms.

C.   Neither the execution and delivery of this Agreement, nor the consummation of the transactions contemplated hereby, violates any provision of the Certificate of Incorporation or Bylaws of the Company or any statute, ordinance, regulation, order, judgment, or decree of any court or governmental agency, or conflicts with or will result in any breach of any of the terms of or constitute a default under or result in the termination of or the creation of any lien pursuant to the terms of any contract or agreement to which the Company is a party or by which the Company or any of the assets of the Company is bound.

D.   The authorized capital stock of the Company consists of twenty million (20,000,000) shares of Common Stock, of which four hundred thousand (400,000) shares are issued and outstanding. All of the outstanding shares of Capital Stock have been validly issued and are fully paid and non-assessable and are owned by the Shareholders in the number of shares reflected on **Exhibit A** attached hereto. There are no subscriptions, warrants, options, calls, commitments, or agreements to which the Company or any Shareholder is bound relating to the issuance, sale, or redemption of shares of capital stock or other securities of the Company and no persons other than each Shareholder has any interest in the Capital Stock.

E. The Company has delivered to Modern the annual financial statements of the Company for the last three fiscal years, together with any financial statements for any interim period, together with the related statements of operations, retained earnings and changes in financial position, including the notes thereto, which financial statements (hereinafter referred to as the "Financial Statements"), other than the Financial Statements for the interim period, have been reported upon by Charles Huddleston, the certified public accountant of the Company. The Financial Statements are true and correct in all respects and, to the best of the knowledge of the Company and each Shareholder, have been prepared in conformity with generally accepted accounting principles applied consistently throughout the periods involved. The Financial Statements fully and fairly present the financial condition of the Company as at the dates thereof and the results of the operations of the Company for the periods indicated. The balance sheets contained in the Financial Statements fairly reflect all liabilities of the Company of the types normally reflected in balance sheets as at the dates thereof and except to the extent set forth in or provided in the balance sheet of the Company as of July 31, 2002, included in the Financial Statements or as identified in **Exhibit C** attached hereto, and except for current liabilities incurred in the ordinary course of business consistent with past practices subsequent to the date of such balance sheet, the Company has no material liabilities or obligations of any nature, whether accrued, absolute, contingent or otherwise, whether due or to become due, whether properly reflected under generally accepted accounting principles as a liability or a charge or reserve against an asset or equity account, and whether the amount thereof is readily ascertainable or not. Neither the Company nor any of the Shareholders are aware of any material omissions in the Financial Statements. A true and correct copy of the Financial Statements is attached hereto as **Exhibit B**.

F. Subsequent to July 31, 2002, there has not been any (I) adverse change or prospective change in the condition of the Company, financial or otherwise, or in the results of the operations of the Company; or in the result of the operations of the Company; (ii) damage or destruction (whether or not insured) affecting the business operations of the Company; (iii) labor dispute or, to the best of the knowledge of the Company and any of the Shareholders, threatened dispute pertaining to the Company; (iv) actual or, to the best of the knowledge of the Company and any Shareholder, threatened dispute pertaining to the Company with any material accounts or referral sources of the Company or actual or, to the best of the knowledge of the Company and any Shareholder, threatened loss of business from any of the accounts or referral sources of the Company; (v) changes in the methods or procedures for billing or collection of customer accounts or recording of customer accounts receivable or reserves for doubtful accounts with respect to the Company; or (vi) other event or condition of any character, known to the Company or any Shareholder, not disclosed in this Agreement, pertaining to and materially adversely affecting the Company or the Business.

G. Subsequent to July 31, 2002, the Company has not declared or paid any dividend or made any other distribution in respect of the Capital Stock or, directly or indirectly, purchased, redeemed, or otherwise acquired or disposed of any shares of the Capital Stock; and the Company has not, except in the ordinary course of business, paid or discharged any outstanding indebtedness. The Company has paid when and as due all normal and recurring installments (I) of bank indebtedness, (ii) under leases and contractual obligations and (iii) of other amounts due and payable to any persons. Subsequent to July 31, 2002, the Company has not incurred any bank indebtedness, drawn on any available lines of credit, entered into any leases, loan agreements or contracts, obligations or arrangements for the payment of money or property to any person, or permitted any liens or encumbrances to attached to its assets, except with the knowledge and consent of Modern. Except as set forth in **Exhibit C**, subsequent to July 31, 2002, the Company has not (I) made any loans or advances to any of the Shareholders, (ii) repaid the principal of or interest on any indebtedness of the Company to any of the Shareholders or any affiliates or relatives of any of the Shareholders, or (iii) forgiven any principal of or interest on any indebtedness of any of the Shareholders to the Company.

H.   The Company has filed or caused to be filed all Federal, state, municipal and other tax returns, reports and declarations, required to be filed by it and has paid all taxes, including, but not limited to, income, franchise, sales, use, unemployment, withholding, Social Security, and worker's compensation taxes and estimated income and franchise tax payments, and penalties and fines due and payable with respect to the periods covered by said returns, reports or declarations or pursuant to any assessment received by it in connection with such returns, reports, or declarations. No deficiency in payment of any taxes for any period has been asserted by any taxing authority which remains unsettled at the date hereof and there is no basis for any additional claims or assessments for taxes. The Company has delivered to Modern copies of the Federal and state income (or franchise) tax returns filed by the Company for the last three years. The Federal and state income tax liability of the Company for the current fiscal year of the Company is not in excess of zero ($0.00).

I.   The Company leases or owns all properties and assets used in the operations of the Business as currently conducted. All such properties and assets are in good condition and repair, consistent with their respective ages, and have been maintained and serviced in accordance with the Company's normal practices and as necessary in the normal course of business. None of such properties or assets is subject to any liens, charges, encumbrances, or security interests, except as set forth in **Exhibit C** attached hereto. None of such properties or assets (or the uses to which they are put) fails to conform with any applicable law, ordinance or regulation in a manner which is likely to be material to the operations of the Business.

J.   The equipment of the Company is fully usable in the ordinary course of business.

K.   Set forth in **Exhibit D** are a list and brief description of all (I) contracts, agreements, licenses, leases, arrangements (written or oral) and other documents to which the Company is a party or by which the Company or any of the assets of the Company is bound (including, in the case of loan agreements, a description of the amounts the case of loan agreements, a description of the amounts of any outstanding borrowings thereunder and the collateral, if any, for such borrowings; (ii) obligations and liabilities of the Company pursuant to uncompleted orders for the purchase of materials, supplies, equipment and services for the requirements of the Business; and (iii) contingent obligations and liabilities of the Company, including, without limitation, any and all Medicare, Medicaid or other rebate claims out of the ordinary course of business; all of the foregoing being hereinafter referred to as the "Contracts". The Company is not in default in the performance of any covenant or condition under any Contract and, to the best of the knowledge of the Company and each of any of the Shareholders, no claim of such a default has been made.

L.   Set forth in **Exhibit E** is a list of all agreements between the Company and the employees thereof with regard to compensation, whether individually or collectively, and a list of all employees of the Company entitled to receive annual compensation in excess of $15,000.00 and their respective positions, job categories, and salaries. No union or other collective bargaining unit which is not a party to an agreement described in **Exhibit E** has been certified or recognized by the Company as representing any of the employees thereof.

M.   Except as set forth on **Exhibit F**, the Company does not maintain or sponsor, nor is the Company required to make contributions to, any pension, profit-sharing, bonus, incentive, welfare or other employee benefit plan. All pension, profit-sharing, bonus, incentive, welfare or other employee benefit plans within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (hereinafter referred to as "ERISA"), in which the employees of the Company participate (such plans and related trusts, insurance and annuity contracts, funding media and related agreements and arrangements, other than any "multiemployer plan" (within the meaning of Section 3(37) of ERISA, being hereinafter referred to as the "Benefit Plans", and any such multiemployer plans being hereinafter referred to as the "Multiepmployer Plans") comply in all material respects with all requirements of the Department of Labor and the Internal Revenue Service, and with all other applicable law; the Company has not taken or failed to take any action with respect to either the Benefit Plans or the Multiemployer Plans which might create any liability on the part of the Company or Modern. Each "fiduciary" (within the meaning of Section 3(21)(A) of ERISA) as to each Benefit Plan and as to each Multiemployer Plan has complied in all material respects with the requirements of ERISA and all other applicable law in respect of each such Plan. The Company has furnished to Modern copies of all Benefit Plans and Multiemployer Plans and all financial statements, actuarial reports and annual reports and returns filed with the Internal Revenue Service with respect to such Benefit Plans and Multiemployer Plans for a period of three years prior to the date hereof. Such financial statements and actuarial reports and annual reports and returns are true and correct in all material respects, and documents have changed since the respective dates thereof. In addition:

(I)   No Benefit Plan which is a "defined benefit plan" (within the meaning of Section 3(35) of ERISA) (hereinafter referred to as the "Defined Benefit Plans") or Multiemployer Plan has incurred an "accumulated funding deficiency" (within the meaning of Section 412(a) of the Internal Revenue Code of 1986, as amended (hereinafter referred to as the "Code"), whether or not waived;

(ii)   No "reportable event" (within the meaning of Section 4043 of ERISA) has occurred with respect to any Defined Benefit Plan or any Multiemployer Plan and no notice of termination has been filed by the plan administrator (pursuant to Section 4041 of ERISA) or issued by the Pension Benefit Guaranty Corporation (pursuant to Section 4042 of ERISA) with respect to any Benefit Plan subject to ERISA. There have been no terminations of any Defined Benefit Plan or any related trust;

(iii)   The Company has not withdrawn (partially or totally within the meaning of ERISA) from any Benefit Plan or any Multiemployer Plan; and neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated herein will result in the withdrawal (partially or totally within the meaning of ERISA) from any Benefit Plan or Multiemployer Plan, or in any withdrawal or other liability of any nature to the Company or Modern under any Benefit Plan or Multiemployer Plan;

(iv)   No "prohibited transaction" (within the meaning of Section 406 ERISA or Section 4975© of the Code) has occurred with respect to any Benefit Plan or Multiemployer Plan;

(v)   The excess of the aggregate present value of accrued benefits over the aggregate value of the assets of the Defined Benefit Plans (computed both on a termination basis and on an ongoing basis) is not more than $-0-, and the aggregate withdrawal of the Company from said Multiemployer Plans is not more than $-0-;

(vi)   Except as set forth in **Exhibit F**, there are no contributions which are or hereafter will be required to have been made to trusts in connection with any Benefit Plan that would constitute a "defined contribution plan" (within the meaning of Section 3(34) of ERISA), with respect to services rendered by the Closing; and

(vii)   Other than claims in the ordinary course for benefits with respect to the Benefit Plans or the Multiemployer Plans, there are no actions, suits, or claims with respect to any Benefit Plan or any Multiemployer Plan, or any circumstances which might give rise to any such action, suit, or claim.

N.   There are no controversies pending or, to the best of the knowledge of the Company and any of the Shareholders, threatened between the Company and any of the employees of the Company and, to the best of the knowledge of the Company and any of the Shareholders, there are no organizational efforts currently being made or threatened involving any of such employees. The Company has complied with all laws relating to the employment of labor, including any provisions thereof relating to wages, hours, collective bargaining, and the payment of Social Security and similar taxes, and is not liable for any arrearages of wages or any taxes or penalties for failure to comply with any of the foregoing.

O.   Except as set forth in **Exhibit E**, subsequent to January 1, 2002, there have been no increases in the compensation payable or to become payable to any of the compensation payable or to become payable to any of the employees of the Company and there have been no payments or provisions for any awards, bonuses, stock options, loans, profit sharing, pension, retirement or welfare plans or similar or other disbursements or arrangements for or on behalf of such employees (or related parties thereof), in each case, other than (I) pursuant to currently existing plans or arrangements set forth in governmental legislation affecting wages; provided, however, that in no event was any such increase in compensation or any such payment or provision made with respect to (I) any of the Shareholders (or any related parties thereof) or (ii) any employees earning in excess of $15,000 per annum. All bonuses heretofore granted to employees of the Company have been paid in full to such employees. The vacation policy of the Company is set forth in Exhibit C. No employee of the Company is entitled to vacation time with respect to any prior period.

P.   The Company maintains insurance policies covering all of its assets and properties and the various occurrences which may arise in connection with the operation of the Business. Such policies are in full force and effect and all premiums due thereon prior to or on the date of the Closing have been paid. The Company has complied in all respects with the provisions of such policies. Such insurance is of comparable amounts and coverage as that which companies engaged in similar businesses maintain in accordance with good business practices.

Q.   The Company is not restricted from conducting the Business in any location by agreement or court decree.

R.   The inventories of the Company are in all respects merchantable and fully usable in the ordinary course of business. Such inventories are valued on the balance sheets constituting a part of the Financial Statements at cost or market, whichever is lower.

S.   Except as set forth in **Exhibit G**, there are no claims, disputes, actions, suits or proceedings pending or, to the best of the knowledge of the Company and any of the Shareholders, threatened against or affecting the Company or any of the assets of the Company and to the best of the knowledge of the Company and any of the Shareholders, there is no basis for any such action, suit or proceeding. Neither the Company nor any of the Shareholders have any knowledge of any default under any such action, suit or proceeding. To the best of the knowledge of the Company and any of the Shareholders, the Company is not in default under any, and has complied with all, statutes, ordinances, regulations, orders, judgments and decrees of any court or other governmental agency, relating to it or the assets of the Company as to which a default or the assets of the Company, including, without limitation, the U.S. Occupational Health and Safety Act and the regulations promulgated thereunder, and the Company and any of the Shareholders have no knowledge of any basis for any claim for compensation or damages or otherwise arising out of any violation of the foregoing. There is no toxic waste condition or other pollution condition of any nature, including, without limitation, the presence of asbestos or other carcinogens, existing at any location leased or owned by the Company which could reasonably be expected to have a material adverse effect on its business, properties or financial condition.

T.   Set forth in **Exhibit H** attached hereto is a list and brief description of all of the patents, registered and common law trademarks, service marks, trade names, copyrights, licenses and other similar rights of the Company and applications for each of the foregoing. The Company owns all right, title and interest in and to all such proprietary rights. The proprietary rights listed are all such rights necessary to the conduct of the Business as currently conducted; no adverse claims have been made and no dispute has arisen with respect to any of the said proprietary rights; and the operations of the Business and the use by the Company of such proprietary rights do not involve infringement or claimed infringement of any patent, trademark, service mark, trade name, copyright, license or similar right.

U.   There are no other persons or businesses having the right to use or, to the best of the knowledge of the Company and any of the Shareholders, using the name "Integrated Maritime Platforms International, Inc." or any variant of such name; and no person or business has ever attempted to restrain the Company from using such name or any variant thereof.

V.   The Company has not granted any power of attorney (revocable or irrevocable) to any person, firm or corporation for any purpose whatsoever.

W.   The accounts and notes payable and accrued expenses reflected in the Financial Statements as of July 31, 2002 and the accounts and notes payable and accrued expenses incurred by the company subsequent to date thereof, are in their entirety valid claims that arose in the ordinary course of business. Since July 31, 2002, the accounts and notes payable and accrued expenses of the Company have been maintained on a current basis. At the Closing, the aggregate unpaid accounts payable and accrued expense (including accrued taxes) of the company do not exceed $50,000.00.

X.   The Company has had no problems in obtaining in a timely manner and at market prices any and all materials, supplies and equipment used in the Business, and the Company and any of the Shareholders have no reason to believe that the Company may have problems with respect to availability of such materials, supplies and equipment.

Y.   No representation or warranty made under any Section hereof and none of the information furnished by the Company or any of the Shareholders set forth herein, in the exhibits hereto or in any document delivered by the Company or any of the Shareholders to Modern, or any authorized representative of Modern, pursuant to this Agreement contains any untrue statement of a material fact or omits to state a material fact necessary to make the statements herein or therein not misleading.

Z.   Set forth in **Exhibit I** attached hereto is a list of all bank accounts maintained in the name of the Company, and a brief description of persons having power to sign on behalf of the Company with respect to each such account.

AA.   The books and records of the Company are in all material respect complete and correct, have been maintained in accordance with good business practices and accurately reflect the basis for the financial position and results of operations of the Company set forth in the Financial Statements. All of such books and records, including true and complete copies of all written Contracts, have been made available for inspection by Modern and its representatives.

SECTION III

Each of the Shareholders, hereby represents and warrants to, and covenants and agrees with, Modern, as of the date hereof and as of the date of the Closing, that:

A.   Each Shareholder is fully able to execute and deliver this Agreement and to perform his covenants and agreements hereunder, and this Agreement constitutes a valid and legally binding obligation of such Shareholder, enforceable against such Shareholder in accordance with its terms.

B.   Each Shareholder owns all of the issued and outstanding shares of Capital Stock set forth opposite the Shareholder's name on **Exhibit A** attached hereto, which shares in the aggregate represent all of the issued and outstanding shares of Common Stock of the Company, free and clear of any lien, encumbrance, charge, security interest or claim whatsoever, and has the right to sell and transfer such shares to Modern, and upon transfer of such shares to Modern hereunder, Modern hereunder, Modern will acquire good and marketable title to such shares, free and clear of any lien, encumbrance, charge, security interest of claim whatsoever.

C.   Neither the execution and delivery of this Agreement, nor the consummation of the transactions contemplated hereby, violates any statute, ordinance, regulation, order, judgment or decree of any court or governmental agency, or conflicts with or will result in any breach of any of the terms of or constitute a default under or result in the termination of or the creation of any lien pursuant to the terms of any contract or agreement to which such Shareholder is a party or by which such Shareholders or any of such Shareholder's assets is bound.

SECTION IV

Modern represents and warrants to, and covenants and agrees with, the Company and each of the Shareholders, as of the date hereof and as of the date of the Closing, that:

A.   Modern is a corporation duly organized, validly existing and in good standing under the laws of the State of Nevada, and has full corporate power and authority to acquire the Capital Stock.

B.   The execution and delivery of this Agreement by Modern, the performance by Modern of its covenants and agreements hereunder and the consummation by Modern of the transactions contemplated hereby have been duly authorized by all necessary corporate action, and this Agreement constitutes a valid and legally binding obligation of Modern, enforceable against Modern in accordance with its terms.

C.   Neither the execution and delivery of this Agreement, nor the consummation of the transactions contemplated hereby, violates any provision of the Certificate of Incorporation or Bylaws of Modern or any statute, ordinance, regulation, order, judgment or decree of any court or governmental agency, or conflicts with or will result in any breach of any of the terms of or constitute a default under or result in the termination of or the creation of any lien pursuant to the terms of any contract or agreement to which Modern is a party or by which Modern or any of its assets is bound.

D.   The authorized capital stock of Purchaser consists of fifty million (50,000,000) shares of no par value Common Stock, of which approximately thirteen and one-half million shares are issued and outstanding. All of the outstanding shares of Capital Stock have been validly issued and are fully paid and non-assessable and are owned by the Seller in the number of shares reflected on **Exhibit ___** attached hereto. There are no subscriptions, warrants, options, calls, commitments, or agreements to which the Purchaser is bound relating to the issuance, sale, or redemption of shares of capital stock or other securities of the Purchaser. Of the issued and outstanding shares of capital stock of purchaser, approximately eight million shares are issued to founders, or officers and directors, and are subject to trade restrictions until about August 5, 2003. The holders of those founders' shares, or officers' and directors' shares, by approval of this agreement, consent to public trading restrictions equivalent to and commensurate with the trading restrictions imposed upon the shares of capital stock issued to Shareholders of the Company pursuant to paragraph I.B. above, and that restrictions on the public trading of such founders' shares, or officers' and directors' shares, shall not be allowed or authorized until the trading restrictions on all such shares have been removed. All such shares shall, in accordance with the escrow provisions of paragraph I.C. above, be held in escrow until the trading restrictions on the Sellers' shares have been removed.

E. No representation or warranty made under any Section hereof and none of the information furnished by Modern set forth herein or in any document delivered by Modern to the Company or any of the Shareholders pursuant to this Agreement contains any untrue statement of a material fact or omits to state a material fact necessary to make the statements herein or therein not misleading.

SECTION V

The Company and each Shareholder hereby covenants and agrees with Modern that, except as hereafter consented to in writing by Modern, from and after the date of this Agreement and until the Closing, the Company shall not:

A. Make a purchase or sale in respect of, or introduce any method of management or operation in respect of, the Business except in a manner consistent with prior practice.

B. Fail to maintain, repair, service and preserve, or in any way further encumber, its properties, other than inventory sold or used, accounts receivable collected upon and supplies used, in each case in the ordinary course of business after the date hereof, for which, in the case of inventory and supplies, replacements have been made consistent with prior practice.

C. Make loans or advances, directly or indirectly, to any management personnel, employee, director or Shareholder of the Company or any relative of any such person, or entities or persons affiliated with any such management personnel, employee, director or Shareholders of the Company, or any predecessor of the Company or any other third party.

D. Declare or pay any dividend or make any other distribution in respect of its capital stock, or, directly or indirectly, purchase, redeem or otherwise acquire or dispose of any shares of the capital stock of the Company or, except in the ordinary course of business, pay or discharge any outstanding indebtedness to any Shareholders of the Company or any of such Shareholder's relatives or affiliates or to any of the management personnel, employees or directors of the Company.

E. Fail to use its best efforts to (I) preserve the present business organization of the Company intact; (ii) keep available the services of the present employees of the Company; and (iii) preserve present relationships with entities or persons having business dealings with the Company.

F. Fail to maintain the books and records of the Company in accordance with good business practices, on a basis consistent with prior practice.

G. Fail to bill for products sold or services rendered on a current basis.

H.   Fail to comply with all statutes, ordinances, regulations, orders, judgments and decrees of every court or governmental entity or agency applicable to the Company and to the conduct of the Business.

I.   Fail to maintain and pay all premiums with respect to such policies of insurance as are currently held in the name of the Company.

J.   Make any change adverse to the Company in the terms of any Contract or fail to perform all its obligations with respect thereto without default.

K.   Waive, cancel, sell or otherwise dispose of for less than the face value thereof any claim or right the Company has against others.

L.   Take any action described in Section II(O) hereof.

M.   Permit any account payable of the Company to be outstanding for more than 30 days, other than accounts payable being diligently contested in good faith by the Company and as to which action Modern shall have consented in writing.

N.   Enter into any contract, lease or other commitment, written or oral.

O.   Fail to furnish to Modern such financial (including tax), legal and other information with respect to the Company and the properties of the Company as Modern or its authorized representatives may from time to time reasonably request.

SECTION VI

Each Shareholder covenants and agrees that, from and after the date of this Agreement and until the Closing, such Shareholder shall not directly or indirectly solicit any proposal to acquire the Business or any shares of Capital Stock. Each Shareholder also covenants and agrees that none of the Shareholders will willfully or negligently take or omit to take any action, either before or after the Closing, which could directly or indirectly impair the good will of the Company or the Business reputation or good name of the Company and that any and all publicity (whether written or oral) and notices to third parties (other than to governmental bodies) concerning the sale of the Capital Stock and other transactions contemplated by this Agreement shall be subject to the prior written approval of Modern, which approval may be withheld in the sole discretion of Modern.

SECTION VII

A.   The closing of the exchange of the Capital Stock as set forth herein (the "Closing") shall be held at the offices of Roy Rainey, 9057 Washington Avenue NW, Suite 200, Silverdale, Washington, 98383, at 10:00 a.m. local time, on September 30, 2002. Unless otherwise provided herein, all instruments and documents delivered pursuant to this Agreement shall be dated as of the closing date and shall be satisfactory to the Shareholders and Modern as to form and content.

B. Delivery of the Capital Stock shall be made by each Shareholders to Modern at the closing by delivering certificates representing the Capital Stock, each such certificate to be accompanied by any requisite documentary or stock transfer.

C. Delivery of shares of Modern to be received by each Shareholders shall be made by the Modern by delivering certificates representing the capital stock, such certificate to be accompanied by any requisite, documentary, or stock transfer.

D. Each Shareholders shall execute and deliver to the Modern the form of Acknowledgment attached hereto as **Exhibit K**.

E. The Company shall execute and deliver the form of Plan of Exchange attached as **Exhibit L** together with a valid and binding Resolution of the Shareholders and Directors of the Company adopting such Plan.

SECTION VIII

The obligation of any of the Shareholders to sell the Capital Stock and otherwise consummate the transactions contemplated by this Agreement at the Closing is subject to the following conditions precedent, any or all of which may be waived by such Shareholder in his sole discretion, and each of which Modern hereby agrees to use its best efforts to satisfy at or prior to the Closing:

A. No action, suit or proceedings against the Company, any of the Shareholders or Modern relating to the consummation of any of the transactions contemplated by this Agreement or any governmental action seeking to delay or enjoin any such transactions shall be pending or threatened.

B. The representations and warranties of Modern contained herein shall be true and correct at and as of the Closing with the same effect as though all such representations and warranties were made at and as of the Closing (except for representations and warranties which are as of a specific date or which relate to a specific period other than or not including the date of the Closing, as the case may be, and except for changes therein contemplated or permitted by this Agreement) and Modern shall have complied with all its covenants contained herein.

C. Modern and Kathleen Bright shall have entered into an employment agreement (the "Employment Agreement") substantially in the form of **Exhibit J** attached hereto.

SECTION IX

The obligation of Modern to purchase the Capital Stock from any Shareholder and otherwise consummate the transactions contemplated by this Agreement at the Closing is subject to the following conditions precedent, any or all of which may be waived by Modern in its sole discretion, and each of which the Company and each of the Shareholders hereby agree to use their best efforts to satisfy (except as to subparagraph H, as to which Modern will use Modern's best efforts to satisfy) at or prior to the Closing:

A.   No action, suit or proceeding against the Company, the Shareholders or Modern relating to the consummation of any of the transactions contemplated by this Agreement nor any governmental action seeking to delay or enjoin any such transactions shall be pending or threatened.

B.   The Company shall have delivered to Modern executed resignations of all of the officers and directors of the Company, such resignations to be effective as of the Closing.

C.   The representations and warranties of the Company and each of the Shareholders contained herein shall be true and correct at and as of the Closing with the same effects as though all such representations and warranties were made at and as of the Closing (except for representations and warranties which are as of a specific date or which relate to a specific period other than or not including the date of the Closing, as the case may be, and except for changes therein contemplated or permitted by this Agreement or changes in the ordinary course of business) and the Company and each of the Shareholders shall have complied with all their respective covenants contained herein.

D.   Modern shall have received a copy of each consent, license and approval required in connection with the execution, delivery, performance, validity and enforceability of this Agreement and all documents and certificates to be delivered pursuant hereto.

E.   Modern shall have received (a) as to the due organization, corporate existence, good standing in Washington (and any other jurisdiction where the Company is qualified to do business as a foreign corporation) and charter documents on file of the Company as of a recent date, certified by the appropriate government official; (b) certificates of the Secretary of the Company or a similar official, dated the Closing, in form and substance satisfactory to Modern, certifying (1) that attached thereto is a true and complete copy of the Bylaws of the Company as in effect on the date of such certification, (2) that the Certificate of Incorporation of the Company has not been amended since the date of the last amendment thereto indicated on the certificate furnished pursuant to clause (a) above, (3) to the incumbency and signatures of the officers of the Company executing this Agreement and any certificate or other document to be delivered pursuant hereto, and (4) the resolutions adopted by the Board of Directors of the Company approving the transactions contemplated hereby; and (d) copies of any other documents, instruments or certificates reasonably requested by Modern.

F.   All of the shares of Capital Stock shall be concurrently sold, assigned and conveyed to Modern.

G.   Modern and Kathleen Bright shall have entered into the Employment Agreement.

H.   Modern shall have completed all steps necessary for compliance with applicable state and federal securities laws and regulations with respect to this transaction.

SECTION X

A.   Each Shareholder, jointly and severally, shall indemnify and hold harmless Modern and the Company from and against all losses, claims, assessments, demands, damages, liabilities, obligations, costs and/or expenses, including, without limitation, reasonable fees and disbursements of counsel (hereinafter in the Section X referred to collectively as "Damages") sustained or incurred by Modern or the Company, which are sustained or incurred by reason of the breach of any of the obligations, covenants, or provisions of, or the inaccuracy of any of the representations or warranties made by, the Company and any Shareholders herein.

B.   Modern shall indemnify and hold harmless each Shareholders from and against any and all Damages sustained or incurred by such Shareholders, which are sustained or incurred by such Shareholders by reason of the breach of any of the obligations, covenants or provisions of, or the inaccuracy of any of the representations or warranties made by, Modern herein.

C.   In the event that any party hereto shall incur any Damages in respect of which indemnity may be sought by such party pursuant to this Section X, (the "Indemnified Party") the party from whom such indemnity may be sought (the "Indemnifying Party"), shall be given notice by the Indemnified Party, which notice shall specify the amount and nature of such Damages and include the request of the Indemnified Party for indemnification of such amount. The Indemnified Party shall within 30 days pay to the Indemnified Party the amount of the Damages so specified.

D.   Each Shareholders shall be subrogated to all rights of Modern or the Company with respect to any claim for which Modern or the Company has been indemnified by any of the Shareholders hereunder, provided that, Modern shall not be required to make any claim against the Company or any other party in order to pursue any claim against any of the Shareholders and none of the Shareholders shall be entitled to any indemnification or right of contribution from the Company in connection with any claim made hereunder.

SECTION XI

A. Within the period commencing six (6) months after the date of close and ending eighteen (18) months following the date of close of the transaction described herein, Modern shall make available to the Company, from any source available to Modern, additional capital in the form of loans or direct investment in the aggregate amount of One Million Five Hundred Thousand Dollars ($1,500,000). Loans obtained by the Company from a third party shall be considered part of this amount if such loans are facilitated by the Modern.

B. The difference between the One Million Five Hundred Thousand Dollars ($1,500,000) in capital to be supplied pursuant to Paragraph A and the amount of capital actually supplied, if less, shall be described as the "Capital Deficiency". A Capital Deficiency shall not be deemed a breach of this agreement but shall entitle the Shareholders to receive additional shares of the Modern's restricted commons stock as follows:

   (I) In the event that a Capital Deficiency exists on the date six (6) months following the date of close, the Shareholders shall receive from Modern Two Million (2,000,000) additional shares of restricted common stock;

   (ii) In the event that a Capital Deficiency exists on the anniversary date of the close of this sale, the Shareholders shall receive from Modern Two Million (2,000,000) additional shares of restricted common stock; and

   (iii) In the event that a Capital Deficiency exists on the date eighteen (18) months following the date of close, the Shareholders shall receive from Modern Two Million (2,000,000) additional shares of restricted common stock.

The shares received pursuant to this Paragraph shall be allocated among the Shareholders in proportion to each individual's ownership as set forth on Exhibit A.

C. In no event shall the Shareholders be entitled to any additional compensation or damages as a result of a Capital Deficiency except as described in Paragraph B of this Section XI.

The provisions of this Section XI may be illustrated by the following example:

If Modern has not supplied any additional capital on a date six (6) months after the date of the close of the sale, Modern shall issue to the Shareholders Two Million (2,000,000) shares of restricted common stock which shall be allocated among each Shareholders in proportion to that Shareholder's original ownership percentage of the Company as reflected on Exhibit A.

Then, if no additional capital has been supplied by the Modern on the anniversary date of the close of the sale described in this Agreement, an additional Two Million (2,000,000) shares of restricted common stock shall be issued and allocated on the same basis described in the preceding sentence. Should Shareholders then furnish One Million Dollars ($1,000,000) of additional capital to the Company, which capital is received by the Company on a date fifteen (15) months after the close of the sale described in this Agreement, and no additional capital is supplied thereafter, then

Modern shall issue to the Shareholders an additional Two Million (2,000,000) shares of Modern's restricted common stock, which shares shall be allocated among the Shareholders in proportion to the Shareholder's original ownership percentage of the Company as reflected on Exhibit A.

SECTION XII

A.   Neither Modern nor the Company shall have any obligation to pay any fee or other compensation to any person, firm or other corporation dealt with by the Company or any of the Shareholders in connection with this Agreement and the transactions contemplated hereby, and each of the Shareholders hereby agrees to indemnify and save Modern and the Company harmless from any liability, damage, cost or expense arising from any claim for any such fee or other compensation.

B.   Neither the Company nor any of the Shareholders shall have any obligation to pay any fee or other compensation to any person, firm or corporation dealt with by Modern in connection with this Agreement and the transactions contemplated hereby, and Modern hereby agrees to indemnify and save the Company and the Shareholders harmless from any liability, damage, cost or expense arising from any claim for any such fee or other compensation.

SECTION XIII

A.   All notices, requests or instructions hereunder shall be in writing and delivered personally or sent by registered or certified mail, postage prepaid, as follows:

(1)   if to the Company:

Integrated Maritime Platforms International, Inc.
PO Box 149
Keyport, WA 98345

With a copy to:

Kathleen Bright	**and**	Roger Janssen
PO Box 149		4463 Russell Road, Suite 103
Keyport, WA 98345		Mukilteo, WA 98275

(2)   If to any of the Shareholders, at the address set forth under such Shareholder's name on **Exhibit A**.

with a copy to:

Roy Rainey
9057 Washington Avenue NW, Suite 200
Silverdale, WA 98383

(3)   If to Modern:

Modern Manufacturing Services, Inc.
4463 Russell Road, Suite 103
Mukilteo, WA 98275
Attention: Roger Janssen

with a copy to:

Black & Yund
720 Third Avenue #2112
Seattle, WA 98104

Attention: Walter J. Yund, Jr.

Any of the above addresses may be changed at any time by notice given as provided above; provided, however, that any such notice of change of address shall be effective only upon receipt. All notices, requests or instructions given in accordance herewith shall be deemed received on the date of delivery, if hand delivered, and three business days after the date of mailing, if mailed.

B.   Each representation, warranty, covenant, and agreement of the parties hereto herein contained shall survive the Closing, notwithstanding any investigation at any time made by or on behalf of any party hereto.

C.   This Agreement and the documents referred to herein contain the entire agreement among the parties hereto with respect to the transactions contemplated hereby and supersede all undertakings and agreements, whether oral or in writing, if any, previously entered into by any of them with respect thereto.

D.   Each of the parties hereto shall use such party's best efforts to take such actions as may be necessary or reasonably requested by the other parties hereto to carry out and consummate the transactions contemplated by this Agreement.

E.   Each of the parties hereto shall bear such party's own expense in connection with this Agreement and the transactions contemplated hereby; provided, however, that the Company shall not bear any of such expenses.

F.   Any controversy or claim arising out of or relating to this Agreement, or any breach hereof, shall, be settled by arbitration in accordance with the rules of the American Arbitration Association then in effect and judgment upon such award rendered by the arbitrator may be entered in any court having jurisdiction thereof. The arbitration shall be held in Snohomish County, Washington area. Notwithstanding the provisions of Section XIII(E) hereof, the arbitration award shall include attorneys' fees and costs to the prevailing party.

G.   The provisions of this Agreement may be modified, amended or waived, but only upon the written consent of the party against whom enforcement of such modification, amendment or waiver is sought and then such modification, amendment or waiver shall be effective only to the extent set forth in such writing. No delay or failure on the part of any party hereto in exercising any right, power or remedy hereunder shall effect or operate as a waiver thereof, nor shall effect or operate as a waiver thereof, nor shall any single or partial exercise thereof or any abandonment or discontinuance of steps to enforce such right, power or remedy preclude any further exercise thereof or of any other right, power or remedy.

H.   Should any provision of the Agreement be held by a court or arbitration panel of competent held by a court or arbitration panel of competent jurisdiction to be enforceable only if modified, such holding shall not affect the validity of the remainder of this Agreement, the balance of which shall continue to be binding upon the parties hereto with any such modification to become a part hereof and treated as though originally set for in this Agreement. The parties further agree that any such court or arbitration panel is expressly authorized to modify any such unenforceable provision of this Agreement in lieu of severing such unenforceable provision from this Agreement in its entirety, whether by rewriting the offending provision, deleting any or all of the offending provision, adding additional language to this Agreement, or by making such other modifications as it deems warranted to carry out the intent and agreement of the parties as embodied herein to the maximum extent permitted by law. The parties expressly agree that this Agreement as so modified by the arbitration panel shall be binding upon and enforceable against each of them. In any event, should one or more of the provisions of this Agreement be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provisions hereof, and if such provision or provisions are not modified as provided above, this Agreement shall be construed as if such invalid, illegal or unenforceable provisions had never been set forth herein.

I.   This Agreement shall be binding upon and inure to the benefit of the successors and assigns of the Company and Modern, respectively, and the successors, assigns, legal representatives and heirs of each Shareholder.

J.   This Agreement shall be governed by and construed in accordance with the laws of the State of Washington applicable in the case of agreements made and to be performed entirely within such State.

K.   This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which taken together shall constitute one and the same instrument.

L.   Unless some other meaning and intent is apparent from the context, the plural shall include the singular and vice versa. Unless some other meaning and intent is apparent from the context, masculine, feminine, and neuter words shall be used interchangeably.

IN WITNESS WHEREOF, this Agreement has been duly executed by the parties hereto as of the date first above written.

Modern Manufacturing
Services, Inc.

Integrated Maritime Platforms
International, Inc.

_____

_____

By: Roger Janssen, President   By: Kathleen Bright, President

EXHIBITS

A.   List of Shareholders

B.   Financial Statements

C.   Certain Liens, etc.

D.   Executory Contracts and Licenses

E.   Certain Employees of the Company

F.   Employee Benefit Plans

G.   Claims and Disputes

H.   Intellectual Property Rights

I.   Bank Accounts

J.   Form of Employment Agreement

K.   Form of Stock Acknowledgment

L.   Form of Plan of Stock Exchange

EXHIBIT A

OUTSTANDING SHARES

LIST OF SHAREHOLDERS

NAME	SHARES
Kathleen Bright	100,000
Roy Rainey	50,000
Karl Duff	75,000
Larry Ellington	10,000
Melissa Olson	50,000
Cornelius Olson	50,000
Andrea Pazooki	675

David Hemmings   22,325

Brad Goodspeed   32,000

Teresa Bennett, Trustee   10,000

EXHIBIT B

FINANCIAL STATEMENTS

Financial statements for the period ending July 31, 2002 are provided as Attachment A.

EXHIBIT C

BANK LOANS, LINES OF CREDIT, LEASES

Integrated Maritime Platforms International, Inc. currently does not have any bank loans or lines of credit. A lease with Blue Ribbon Leasing and Financial exists for the use of the 12 meter GB-Challenger Class Craft (Attachment B).

EXHIBIT D

LIST OF CONTRACTS AND AGREEMENTS

The following is a complete list of contracts and agreements between Integrated Maritime Platforms International, Inc. and other parties. Copies of agreements can be provided upon request.

_ Contract N66604-01-9-126A - Development of Unmanned Surface Vehicles Through the Spartan Undersea Warfare Company Vehicle Program

_ Proprietary Information Agreement - Northrop Grumman

_ Teaming Agreement - Raytheon

_ Engineering Agreement - Art Anderson and Associates

_ Cooperative Research and Development Agreement - Naval Undersea Warfare Center, Division Newport

_ Non-Exclusive Sales Representation - Von Suckow Trade Group

_   Non- Exclusive Sales Representation - Global Stallion International, Inc.

EXHIBIT E

EMPLOYEE AGREEMENTS

There are no employment agreements between Integrated Maritime Platforms International, Inc. and any individuals which specify compensation, benefits, job titles or responsibilities. Furthermore, there is no union nor collective bargaining unit which is a party to any such agreement.

The following list of employees have been providing for on-call, part-time services as necessary at the following rates:

Karl Duff - Vice President, Engineering $65/hour

Ross Hibler - Weapons Systems Engineering $40/hour

Ray DeCicco - Marine Designer $28/hour

EXHIBIT F

BENEFIT PLANS

The Company does not maintain or sponsor, nor is the Company required to make contributions to any person, proft-sharing, bonus, incentive, welfare, or other employee benefit plan.

EXHIBIT G

CLAIMS AND DISPUTES

To the best of the knowledge of the company and any of the Shareholders, there are no claims, disputes, actions, suits or proceedings pending or threatened against or effecting the Company or any of the assets of the Company, and to the best knowledge of the Company and any of the Shareholders, there is no basis for any such action, suit, or proceeding.

EXHIBIT H

PROPRIETARY TECHNICAL DATA RIGHTS

Integrated Maritime Platforms International, Inc. does not currently hold any patent, trademark, service mark, trade name, copyright, license or similar right. However, Integrated Maritime Platforms International, Inc., holds the rights to all intellectual property associated with multi-mission, reconfigurable craft. These rights were acquired through completion of a Buy/Sell Asset Agreement and Irrevocable Assignment of Contracts, Tangible Assets, and Intellectual Property (Attachment C), in accordance with compensation as set forth the Promissory Note dated April 25, 2002 (Attachment D). Intellectual property shall consist of designs, drawings, specifications, trade names, trade secrets, promotional materials, copyrighted material, business proprietary materials, and other tangible items including the goodwill of the business as a going concern.

EXHIBIT I

BANK ACCOUNTS

Integrated Maritime Platforms International:

Checking Account:

Bank of America

1000 Sixth Street

Bremerton, WA 98337

Phone: 1-360-478-7906

FAX: 1-360-478-7914

ABA Number: 125000024

Account Number: 11214202

Client Manager: Jeffery H. Reynolds (360)415-2535

EXHIBIT J

EMPLOYMENT AGREEMENT

The employment agreement for Kathleen R. Bright is provided as Attachment E.

EXHIBIT K

SHARE TRANSFER ACKNOWLEDGEMENT

EXHIBIT L

PLAN OF EXCHANGE

The plan of exchange for shares of common stock shall consist of the delivery of the respective shares of corporate stock as specified in Section VII of this agreement no later than 30 September 2002.

Copies of the respective valid and binding resolutions of Shareholders and Directors of both corporations are provided as Attachment F.